  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 – 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

July 16, 2025

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on July 16, 2025, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On July 16, 2025, the Company announced that it closed a loan agreement (“the Loan Agreement”) with a wholly owned subsidiary of Cronos Group Inc. to secure convertible debt with a principal amount of $30 million (the “Junior Secured Loan”).

Item 5.1: Full Description of Material Change

The Junior Secured Loan is secured by a third priority lien on certain of High Tide’s assets and bears interest at 4% per annum. Pursuant to the terms of the Loan Agreement, Cronos may, with the agreement of High Tide, from time to time, convert the Junior Secured Loan, excluding the amounts attributed to the original issuance discount, into common shares in the capital of High Tide (the “Common Shares”) at a price of $4.20 per Common Share (the Common Shares issued from such conversions, the “Conversion Shares”). The Junior Secured Loan has a 5-year term and may be repaid, in whole or in part, at any time, at High Tide’s option with no penalty.

Additionally, Cronos received a Common Share purchase warrant (the “Warrant”). The Warrant is exercisable into up to 3,836,317 Common Shares (the “Warrant Shares”) at an exercise price of $3.91 per Warrant Share, representing a 25% premium to the 30-day volume weighted average price of High Tide shares on the TSX Venture Exchange (the “TSXV”) ending on the trading day prior to the date of the news release, for a period of five years, at Cronos’ option.

The TSXV has conditionally approved the listing of the Conversion Shares and Warrant Shares, subject to the fulfillment of the requirements of the TSXV’s conditional approval.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

July 24, 2025